            Filed Pursuant to Rule 253(g)(1)
            File No. 024-10976

           OFFERING CIRCULAR
              Black Bird Potentials Inc.
          50,843,000 Shares of Common Stock

This is the initial public offering of securities of Black Bird Potentials Inc., a Wyoming corporation. By this Offering
Circular, (1) our company is offering for sale a maximum of 50,000,000 shares of our common stock (the "Offered Shares") and
(2) the Selling Shareholders identified herein are offering for sale an additional 843,000 shares of our common stock (the
"Selling Shareholder Shares"), for a total offering of 50,843,000 shares, pursuant to Tier 2 of Regulation A of the United
States Securities and Exchange Commission (the "SEC").

This offering will terminate at the earlier of: (a) the date on which all of the Offered Shares and the Selling Shareholder
Shares have been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See "Plan of Distribution").

____________________________________________________________________________________________________________________________

           Offered Shares

The Offered Shares are offered at a fixed price of $.05 per share. A minimum purchase of $100 of the Offered Shares is required in this offering. This offering of the Offered Shares is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from sales of the Offered Shares will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments.

     Title of
Securities Offered   Number of Shares   Price to Public   Commissions(1)   Proceeds to Company(2)
___________________________________________________________________________________________________________________________
  Common Stock  50,000,000     $0.05  $-0-  $2,500,000
____________________________________________
 (1) We may offer the Offered Shares through registered broker-dealers and we may pay finders.
  However, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.
 (2) Does not account for the payment of expenses of this offering estimated at $15,000.
  See "Plan of Distribution."

            Selling Shareholder Shares

The Selling Shareholder Shares may be sold at a fixed price of $.05 per share. Our company will not receive any of the proceeds from sales of the Selling Shareholder Shares.

___________________________________________________________________________________________________________________________

We expect to commence the offer and sale of the Offered Shares as of the date on which the offering statement of which this
Offering Circular is a part (the "Offering Statement") shall have been qualified by the SEC. Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the OTCQB or OTC Pink trading platforms of OTC Markets Group, Inc. ("OTC Markets"). We have not yet obtained the agreement of a market maker to file a
Rule 211 application with the Financial Industry Regulatory Authority ("FINRA") to obtain a trade symbol for our common stock. Such efforts may not be successful and our shares may never be listed and owners of our common stock may not have a market in which to sell their shares.

Investing in the Offered Shares or the Selling Shareholder Shares is speculative and involves substantial risks. You should purchase such securities only if you can afford a complete loss of your investment. See Risk Factors, beginning on page 5, for a discussion of certain risks that you should consider before purchasing any of the Offered Shares or the
Selling Shareholder Shares.

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING,
NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE
SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT
DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering, if you do not satisfy the investor suitability standards described in this
Offering Circular under "Plan of Distribution-State Law Exemption and Offerings to 'Qualified Purchasers'" (page 14).
Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of
Part II(a)(1)(ii) of Form 1-A.

      The date of this Offering Circular is April 24, 2019.

          TABLE OF CONTENTS

      CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

 The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-
looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business;
 our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-
looking statements, but the absence of these words does not mean that a statement is not forward-looking.

 The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

 All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-
looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

        OFFERING CIRCULAR SUMMARY

 The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms
"we", "us" and "our" refer and relate to Black Bird Potentials Inc., a Wyoming corporation.

Our Company

 Black Bird Potentials Inc. was incorporated in the State of Wyoming on October 16, 2018. We have become engaged in the production and sale of products containing Cannabidiol ("CBD"), derived from industrial hemp that contains no more than .03% tetrahydrocannabinol ("THC"), the principal psychoactive constituent of cannabis (marijuana). These products are marketed under the

"Grizzly Creek Naturals" brand name. Further, Our company has been approved as a licenced hemp grower in the Montana Hemp Pilot Program, under which we will be a legal grower of industrial hemp. (See "Business").

 Also, we own the exclusive rights to distribute an environmentally-friendly pesticide (which will sell under the MiteXstream brand name) that targets spider mites, which are a significant problem in the cultivation of cannabis (marijuana and industrial hemp) and hops, among other crops. The process for obtaining U.S. EPA certification of MiteXstream as a pesticide will commence in March 2019. Sales of MiteXstream will not commence until
EPA certification is achieved. (See "Business").

Offering Summary

    Securities Offered  The Offered Shares, 50,000,000 shares of common stock, are being offered by our company. In addition, the Selling
    Shareholder Shares, a total of 843,000 common stock, are being sold by the Selling Shareholders.

    Offering Price Per Share The Offered Shares are offered at a fixed price of $.05 per share. The Selling Shareholder Shares may be sold at a fixed price of $.05 per share.

    Shares Outstanding  49,415,000 shares of common stock issued and outstanding as of the date of this Offering Circular.
    Before This Offering

    Shares Outstanding  99,415,000 shares of common stock issued and outstanding, assuming a maximum offering hereunder.
    After This Offering

    Minimum Number of  None
    Shares to Be Sold in
    This Offering

    Investor Suitability The Offered Shares are being offered and sold only to "qualified purchasers" (as defined in Regulation A under the
    Standards   Securities Act). "Qualified purchasers" include: (a) "accredited investors" under Rule 501(a) of Regulation D and (b)
    all other investors so long as their investment in the Offered Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

    Market for our Common Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common
    Stock   stock on the OTCQB or OTC Pink trading platforms of OTC Markets. We have not yet obtained the agreement of a market maker to file a Rule 211 application with FINRA to obtain a trade symbol for our common stock, which efforts may not be successful.

    Termination of this  This offering will terminate at the earlier of: (a) the date on which all of the Offered Shares and the Selling
    Offering   Shareholder Shares have been sold, (b) the date which is one year from this offering being qualified by the SEC or (c)
    the date on which this offering is earlier terminated by us, in our sole discretion. (See "Plan of Distribution").

    Use of Proceeds  We will apply the proceeds of this offering for the payment of purchase of inventories, product testing expenses, sales and marketing expenses, hemp production, construction of a CBD extraction facility, land acquisition, general and administrative expenses and working capital. (See "Use of Proceeds" and "Certain Relationships and Related Transactions").

    Risk Factors  An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares.

    Corporate Information Our principal executive offices are located at 47123 Michel Road, Ronan, Montana 59864; our telephone number is
    406-214-0589; our corporate website is located at www.bbpotentials.com. No information found on our company's website is part of this Offering Circular.

Continuing Reporting Requirements Under Regulation A

 As a Tier 2 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering. Following completion of this offering, we will be required to file with the SEC annual reports on form 1-K, semi-annual reports on Form
1-SA and current reports on Form 1-U.

 In addition to satisfying our SEC-reporting obligations, during the pendency of this offering and following this offering, should our common stock become listed on the OTCQB or OTC Pink trading platforms of OTC Markets, we intend to file annual and quarterly financial reports and other supplemental reports with OTC Markets, which will be available at www.otcmarkets.com.

 All of our future periodic reports, whether filed with OTC Markets or the SEC, will not be required to include the same information as analogous reports required to be filed by companies whose securities are listed on the NYSE or NASDAQ, for example.

         RISK FACTORS

 An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering
Circular, including statements in the following risk factors, constitute forward-looking statements. (See Cautionary Statement Regarding Forward-Looking
Statements).

Risks Related to Our Company

There is doubt about our ability to develop as a viable business, and it is expected that we will need additional funding beyond this offering.

 We were incorporated on October 16, 2018. Our current efforts are focused on developing sales of our CBD-products, while our long-term efforts are focused on obtaining pesticide certification for our MiteXstream product. To date, we have derived only minimal revenues. We must obtain capital in this offering, or from other sources, in order to pursue our complete plan of business. Further, there can be no assurance that any one of our planned business activities will be successful.

We may be unable to obtain sufficient capital to pursue our growth strategy.

 Currently, we do not have sufficient financial resources to implement our complete business plan. If this offering is successful, however, we expect that we would, then, possess adequate capital with which to implement the initial facets of our business plan. There is no assurance that we will sell any of the Offered Shares in this offering, nor is there any assurance that our business will be able to generate revenues that are sufficient to sustain our operations. We are not able to offer assurance that we will be able to obtain additional sources of financing, in order to satisfy our working capital needs.

We do not have a successful operating history.

 We are without a history of successful business operations, which makes a purchase of the Offered Shares and the Selling Shareholder Shares
speculative in nature. Because of this lack of operating history, it is difficult to forecast our future operating results. Additionally, our operations will be subject to risks inherent in the establishment of a new business, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing awareness and acceptance of our products.

There are risks and uncertainties encountered by early-stage companies.

 As an early-stage company, we are unable to offer assurance that we will be able to overcome the lack of recognition for the Grizzly Creek Naturals and, later, the MiteXstream brand names and our lack of capital.

We may not be successful in establishing our business model.

 We are unable to offer assurance that we will be successful in bringing our products to market and earning a profit from such efforts. Should we fail to implement successfully our business plan, you can expect to lose your entire investment.

We may never earn a profit.

 Because we lack a successful operating history, we are unable to offer assurance that we will ever earn a profit from our operations.

If we are unable to manage future expansion effectively, our business may be adversely impacted.

 In the future, we may experience rapid growth in our business, which could place a significant strain on our operations, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed. There is, of course, no assurance that we will enjoy rapid development in our business.

We currently depend on the efforts of our executive officers' serving without current compensation; the loss of these officers could disrupt our operations and adversely affect the development of our business.

 Our success in establishing our business operations will depend, primarily, on the continued service of our President, Fabian G. Deneault, and our
Vice President, Eric Newlan. We have not yet entered into employment agreements with Messrs. Deneault and Newlan, although we expect to do so in the near future. (See "Executive Compensation"). However, the loss of service of either of such persons, for any reason, could seriously impair our ability to execute our business plan, which could have a materially adverse effect on our business and future results of operations. We have not purchased any key-man life insurance.

If we are unable to recruit and retain key personnel, our business may be harmed.

 If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our business plan is not based on independent market studies.

 We have not commissioned any independent market studies concerning the market for any of our Grizzly Creek Naturals products or for MiteXstream.
Rather, our plans for implementing our business strategy and achieving profitability are based on the experience, judgment and assumptions of our executive officers. If these assumptions prove to be incorrect, we may not be successful in establishing our business.

Our Board of Directors may change our policies without shareholder approval.

 Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our
Board of Directors or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Business

We may not be able to compete effectively in our intended markets.

 Our products do not enjoy name recognition and many of our competitors possess substantially greater resources, financial and otherwise, than does our company. There is no assurance that we will be able to establish our business and compete successfully in this environment.

Introduction of new products by competitors could harm our competitive position and results of operations.

 The respective markets for our products, that is, our Grizzly Creek Naturals product line and MiteXstream, are characterized by intense competition, evolving industry standards, evolving business and distribution models, price cutting, with resulting downward pressure on gross margins, and price sensitivity on the part of customers. Our future success will depend on our ability to gain product name recognition and customer loyalty, as well as our being able to anticipate and respond to emerging standards and other unforeseen changes. If we fail to satisfy such standards of operation, our operating results could suffer. Further, intra-industry consolidations may result in stronger competitors and may, therefore, also harm our future results of operations.

If we fail to maintain a positive reputation with consumers concerning our products, we may not be able to development loyalty to our products, and our operating results may be adversely affected.

 We believe a positive reputation with customers to be highly important in developing loyalty to our products. To the extent our products are perceived as low quality or otherwise not compelling to potential customers, our ability to establish and maintain a positive reputation and product loyalty may be adversely impacted.

We will be subject to payment processing risk.

 A portion of purchases of our products will be made online by customers using credit/debit cards. For the foreseeable future, we will rely on third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, our revenue, operating expenses and results of operation could be adversely impacted.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by competitors, the value of our brands may be diminished, and our business adversely affected.

 We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brands, including Grizzly Creek Naturals and MiteXstream, may be diminished, and the perception of our products may become confused in the marketplace. In such circumstance, our business could be adversely affected.

Our operating results can be expected to be seasonal.

 With respect to MiteXstream, sales can be expected to be seasonal in nature, with greater sales volumes occurring during the warmer months of the growing season. However, because our business is only in its nascent stage, we are unable to predict how our operating results will be affected by such seasonality.

Pests, disease, severe weather, natural disasters and other conditions could result in substantial losses to our planned hemp crops and weaken our financial condition.

 Pests, crop disease, severe weather conditions, such as floods, droughts and windstorms, and natural disasters could adversely affect our ability to produce our planned hemp crops. Should any such adverse event occur, it can be expected that we would lose our investment in the affected hemp crops.

We could be subject to product liability claims.

 The sale of Grizzly Creek Naturals and MiteXstream involves the risk of injury to customers and others. There can be no assurance that the use or consumption of any of one of our products will not cause a health-related illness or that it will not be subject to claims or lawsuits relating to such matters.
Any such claims or liabilities might not be covered by our insurance. Thus, there is no assurance that we would not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage, resulting in cash outlays that could, if significant enough in nature, materially and adversely affect our results of operations and financial condition.

Environmental and other regulation could adversely impact our planned hemp farming business, by increasing production costs.

 Because our planned hemp farming business can be expected to use fertilizers, pesticides and other agricultural products, we will be subject to regulations relating to their use and disposal. A decision by a regulatory agency to restrict significantly the use of such products that have traditionally been used in the production of hemp could have an adverse impact on us. In addition, if a regulatory agency were to determine our company not to be in compliance with a regulation in that agency's jurisdiction, this could result in substantial penalties.

Risks Related to Compliance and Regulation

The Offered Shares are offered pursuant to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012 (the JOBS Act); we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will diminish the attractiveness of the Offered Shares to investors.

 As a Tier 2 issuer, we will be subject to scaled disclosure and reporting requirements, which may make an investment in the Offered Shares less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of the Offered Shares, as well as any ongoing compliance to which we may be subject. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of the Offered Shares, we may be unable to raise the funds necessary to implement our planned business development activities, which could severely affect the value of our common stock.

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D.

 So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively.
Such information about our directors, executive officers and beneficial holders will only be available through this (and any subsequent) offering statement, as well as periodic reports we file with OTC Markets.

 Our common stock is not registered under the Exchange Act and we do not intend to register our common stock under the Exchange Act for the foreseeable future, unless and until we are required to so by the Exchange Act.

 Further, as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

 The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company's common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

 In addition, as long as our common stock is not registered under the Exchange Act, our company will not be subject to the reporting requirements of
Regulation 13D and Regulation 13G, which require the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than 5% of the class.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to our conducting a traditional initial public offering on Form S-1.

 Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to
$50.0 million in any 12-month period under Regulation A (although we may raise capital in other ways), our company may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Prospective investors may be unable to compare our business with other companies in our industry, if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

There may be deficiencies with our internal controls that require improvements.

 As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting and we will be exempt from any independent auditor attestation requirements concerning any such report, so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such independent evaluations.

Risks Related to Our Organization and Structure

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board members.

 As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, we are not required to have (a) a board of directors of which a majority consists of independent directors under the listing standards of a national stock exchange, (b) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange's requirements, (c) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/ corporate governance committee charter meeting a national stock exchange's requirements, (d) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (e) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Our planned holding company structure will makes us dependent on our future subsidiaries for our cash flow and will serve to subordinate the rights of our shareholders to the rights of creditors of our future subsidiaries, in the event of an insolvency or liquidation of any such subsidiary.

 Our company, Black Bird Potentials Inc., intends to act as a holding company and, accordingly, substantially all of our future operations will be conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries.
No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Offered Shares

There is no minimum offering and no person has committed to purchase any of the Offered Shares.

 We have not established a minimum offering hereunder, which means that we will be able to accept even a nominal amount of proceeds, even if such amount of proceeds is not sufficient to permit us to achieve any of our business objectives. In this regard, there is no assurance that we will sell any of the Offered Shares or that we will sell enough of the Offered Shares necessary to achieve any of our business objectives. Additionally, no person is committed to purchase any of the Offered Shares.

We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our common stock.

 From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

There is no market for the Offered Shares.

 There is currently no market for our common stock. However, we intend to apply to list our common stock on the OTCQB or OTC Pink trading platforms of OTC Markets. We have not yet obtained the agreement of a market maker to file a Rule 211 application with FINRA to obtain a trading symbol for our common stock.

You may never realize any economic benefit from a purchase of Offered Shares or Selling Shareholder Shares.

 Because there is no current market for our common stock, there is no assurance that you will ever realize any economic benefit from your purchase of Offered Shares or Selling Shareholder Shares.

We do not intend to pay dividends on our common stock.

 We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our shares of common stock will be Penny Stock, which may impair trading liquidity.

 Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system).
The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-
dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

It can be expected that, if trading commences in our common stock, that our common stock would be thinly traded and its market price highly volatile.

 If trading in our common stock commences, of which there is no assurance, it is expected that such market would be limited in nature. A limited market is characterized by a relatively limited number of shares in the public float, relatively low trading volume and a small number of brokerage firms acting as market makers. The market for low-priced securities is generally less liquid and more volatile than securities traded on national stock markets.
Wide fluctuations in market prices are not uncommon. No assurance can be given that the market for our common stock, if commenced, would continue. The price of our common stock may be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

       - quarterly variations in our operating results;
       - operating results that vary from the expectations of investors;
       - changes in expectations as to our future financial performance, including financial estimates by investors;
       - reaction to our periodic filings, or presentations by executives at investor and industry conferences;
       - changes in our capital structure;
       - changes in market valuations of other internet or online entertainment companies;
       - announcements of innovations or new services by us or our competitors;
       - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
       - lack of success in the expansion of our business operations;
       - announcements by third parties of significant claims or proceedings against our company or adverse developments in pending proceedings;
       - additions or departures of key personnel;
       - asset impairment;
       - temporary or permanent inability to offer products or services; and
       - rumors or public speculation about any of the above factors.

The terms of this offering were determined arbitrarily.

 The terms of this offering were determined arbitrarily by us. The offering price for the Offered Shares does not necessarily bear any relationship to our company's assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See "Dilution").

Future sales of our common stock, or the perception in the public markets that these sales may occur, could reduce the market price of our common stock.

 Our current shareholders, including our officers and directors, hold shares of our restricted common stock, but will be able to sell their shares in the market, if one should develop. In general, our officers and directors and 10% shareholders, as affiliates, under Rule 144 may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. The availability for sale of substantial amounts of our common stock under Rule 144 or otherwise could reduce prevailing market prices for our common stock.

Future issuances of debt securities and equity securities could negatively affect the market price of shares of our common stock and, in the case of equity securities, may be dilutive to existing shareholders.

 In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends. Upon liquidation, it is possible that holders of our debt securities and other loans and preferred stock would receive a distribution of our available assets before common shareholders. We are not required to offer any such additional debt or equity securities to existing shareholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities, warrants or options, would dilute the holdings of our existing common shareholders and such issuances, or the perception of such issuances, could reduce the market price of shares of our common stock.

The outstanding shares of our Series A Super Voting Convertible Preferred Stock effectively preclude current and future owners of our common stock from influencing any corporate decision.

 Our current officers, Fabian G. Deneault and Eric Newlan, control 100% of the outstanding shares of our Series A Super Voting Convertible Preferred
Stock. The Series A Super Voting Convertible Preferred Stock has 500 times that number of votes on all matters submitted to the holders of our common stock and votes together with the holders of our common stock as a single class. Messrs. Deneault and Newlan will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. Their control of the outstanding Series A Super Voting
Convertible Preferred Stock may also delay or prevent a future change of control of our company at a premium price, if they oppose it.

You will suffer dilution in the net tangible book value of the Offered Shares or Selling Shareholder Shares you purchase in this offering.

 If you acquire any Offered Shares or Selling Shareholder Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Offered Shares in this offering. (See "Dilution").

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

 Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

              DILUTION

 Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

 If you purchase Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per
Offered Share and the net tangible book value of our common stock after this offering. Our net tangible book value as of December 31, 2018, was $42,662, or $0.001 per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

 The tables below illustrate the dilution to purchasers of Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25%
of the Offered Shares are sold.

         Assuming the Sale of 100% of the Offered Shares

   Assumed offering price per share.....................................................................$0.05
   Net tangible book value per share as of December 31, 2018............................................$0.001
   Increase in net tangible book value per share after giving effect to this offering...................$0.025
   Pro forma net tangible book value per share as of December 31, 2018..................................$0.026
   Dilution in net tangible book value per share to purchasers of Offered Shares in this offering.......$0.024

         Assuming the Sale of 75% of the Offered Shares

   Assumed offering price per share.....................................................................$0.05
   Net tangible book value per share as of December 31, 2018............................................$0.001
   Increase in net tangible book value per share after giving effect to this offering...................$0.022
   Pro forma net tangible book value per share as of December 31, 2018..................................$0.023
   Dilution in net tangible book value per share to purchasers of Offered Shares in this offering.......$0.027

         Assuming the Sale of 50% of the Offered Shares

   Assumed offering price per share.....................................................................$0.05
   Net tangible book value per share as of December 31, 2018............................................$0.001
   Increase in net tangible book value per share after giving effect to this offering...................$0.017
   Pro forma net tangible book value per share as of December 31, 2018..................................$0.018
   Dilution in net tangible book value per share to purchasers of Offered Shares in this offering.......$0.032

         Assuming the Sale of 25% of the Offered Shares

   Assumed offering price per share.....................................................................$0.05
   Net tangible book value per share as of December 31, 2018............................................$0.001
   Increase in net tangible book value per share after giving effect to this offering...................$0.01
   Pro forma net tangible book value per share as of December 31, 2018..................................$0.011
   Dilution in net tangible book value per share to purchasers of Offered Shares in this offering.......$0.039

         USE OF PROCEEDS

 The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares and assuming the payment of no sales commissions or finder's fees. There is, of course, no guaranty that we will be successful in selling any of the Offered
Shares in this offering.

       Assumed Percentage of Offered Shares Sold in This Offering

         25%        50%       75%      100%
     __________________________________________________________________________________________________________
 Number of Offered Shares sold 12,500,000    25,000,000   37,500,000   50,000,000
 Gross proceeds   $  625,000    $1,250,000   $1,875,000   $2,500,000
 Offering expenses      15,000        15,000       15,000       15,000
     __________    __________   __________   __________
 Proceeds to our company  $  610,000    $1,235,000   $1,860,000   $2,485,000

 The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75%
and 100% of the Offered Shares. All amounts set forth below are estimates.

           Use of Proceeds for Assumed Percentage of Offered Shares Sold in This Offering

            25%       50%       75%       100%
        __________  __________  __________  __________

  Product Manufacturing    $  100,000  $  200,000  $  300,000  $  400,000
  Purchase of Inventories(1)      100,000     200,000     300,000     400,000
  Product Testing         20,000      20,000      20,000      20,000
  Hemp Production         20,000      50,000     100,000     150,000
  CBD Extraction Facility        60,000      60,000      60,000      60,000
  Land Acquisition           ---      50,000     100,000     240,000
  Sales and Marketing       125,000     325,000     500,000     625,000
  General and Administrative Expenses     100,000     200,000     300,000     400,000
  Working Capital         85,000     130,000     180,000     190,000
        __________  __________  __________  __________
      TOTAL  $  610,000  $1,235,000  $1,860,000  $2,485,000

  ______________________________________________
  (1)   We will purchase inventories of MiteXstream concentrate, 4XXstream Clean concentrate and Grow Clean 4XXstream concentrate from a related party, Touchstone Enviro Solutions, Inc. (See "Certain Relationships and Related Transactions").

 We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industries in which we currently or, in the future, expect to operate, general economic conditions and our future revenue and expenditure estimates.

 Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

 In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

          PLAN OF DISTRIBUTION

Selling Shareholders Shares

 A total of 843,000 Selling Shareholder Shares are offered hereby. The Selling Shareholder Shares offered under this Offering Circular by the Selling
Shareholders may be sold from time to time for the account of the Selling Shareholders named in the following table at a fixed price of $.05 per share.
We will not receive any proceeds from sales of the Selling Shareholder Shares. The table also contains information regarding each Selling Shareholder's beneficial ownership of shares of our common stock as of the date of this Offering Circular, and as adjusted to give effect to the sale of the Selling
Shareholder Shares offered hereunder. Other than the relationships described below, none of the Selling Shareholders had or has any material relationship with our company. None of the Selling Shareholders is a family member of the current officers and directors of our company.

           Prior to this Offering        After this Offering
        ____________________________    ____________________________
               # of Shares  # of Shares
        Position, Office # of Shares      %   Offered for the    to Be   % to Be
       Name of         or Other     Beneficially Beneficially   Account of the Beneficially Beneficially
 Selling Shareholder  Material Relationship    Owned  Owned (1) Selling Shareholder    Owned   Owned (2)

 Jacob Beh      N/A   1,250,000    2.65%      250,000    1,000,000    1.01%
 Wade Naef      N/A     200,000      *        40,000      160,000      *
 Israel Provo      N/A      75,000      *        15,000       60,000      *
 Erik Sommers      N/A     250,000      *        50,000      200,000      *
 Gene Sommers      N/A      60,000      *        12,000       48,000      *
 Harry & Rosemary Sommers    N/A      80,000      *        16,000       64,000      *
 Phil West      N/A      50,000      *        10,000       40,000      *
 Chris Sperling      N/A   1,250,000    2.65%      250,000    1,000,000    1.01%
 Richard Beh      N/A   1,000,000    2.20%      200,000      800,000      *
                 _______
               Total Selling Shareholder Shares     843,000
 ____________________________________________________________________________________________________
 * Less than 1%.
 (1) Based on 49,415,000 shares outstanding.
 (2) Based on 99,415,000 shares outstanding, assuming the sale by us of all 50,000,000 of the Offered Shares.

 We will not receive proceeds from the sale of shares by the Selling Shareholders. Purchasers from the Selling Shareholders will not be required to sign the subscription agreement required of purchasers of the Offered Shares.

 Each of the Selling Shareholders in this offering may be considered an underwriter, as that term is defined in Section 2(11) of the Securities Act. We are not aware of any underwriting arrangements that have been entered into by the Selling Shareholders. The distribution of the Selling Shareholder Shares by the Selling Shareholders may be effected in one or more transactions that may take place in the public markets, including broker's transactions or privately negotiated transactions.

 The Selling Shareholders may pledge all or a portion of their respective Selling Shareholder Shares owned as collateral for margin accounts or in loan transactions, and the Selling Shareholder Shares may be resold pursuant to the terms of such pledges, margin accounts or loan transactions. Upon default by any such Selling Shareholder, the pledge in such loan transaction would have the same rights of sale as the Selling Shareholders under this Offering Circular. The
Selling Shareholders may also enter into exchange traded listed option transactions, which require the delivery of the Selling Shareholder Shares listed under this Offering Circular. The Selling Shareholders may also transfer the Selling Shareholder Shares owned in other ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as Selling Shareholders under this Offering Circular.

 The Selling Shareholders will be affected by the applicable provisions of the Securities Exchange Act of 1934, including, without limitation, Regulation
M, which may limit the timing of purchases and sales of any of the securities by the Selling Shareholders or any such other person. We have instructed the Selling
Shareholders that they may not purchase any of our securities while they are selling their respective Selling Shareholder Shares under this Offering Circular.

 We will not pay for any expenses relating to the sale of Selling Shareholder Shares by the Selling Shareholders, except the expenses related to filing this Offering Circular.

 This offering by the Selling Shareholders will terminate on the earlier of the date on which the shares are eligible for resale without restrictions pursuant to Rule 144 under the Securities Act and the date on which all shares offered by this Offering Circular have been sold by the Selling Shareholders.

Offered Shares

 In General. Our company is offering a maximum of 50,000,000 Offered Shares on a best-efforts basis, at a fixed price of $0.05 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

 There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor's subscription agreement has been accepted by us.

 We intend to sell the Offered Shares in this offering through the efforts of our President, Fabian G. Deneault. Mr. Deneault will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Deneault is exempt from registration as a broker-dealer under the provisions of Rule
3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Deneault:

       - is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and
       - is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
       - is not an associated person of a broker or dealer; and
       - meets the conditions of the following:
       - primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and
       - was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
       - did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs
  (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

 As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 7.0% of the gross offering proceeds from their sales of the Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 7% on the sale of Offered Shares effected by the broker-dealer.

 Procedures for Subscribing. If you are interested in subscribing for Offered Shares in this offering, please go to www.bbpotentials.com/reg-a and electronically receive and review the information set forth on such website.

 Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described therein, which are:

       - Execute and deliver to us a fully completed subscription agreement; and
       - Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

 Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

 Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares s ubscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

 This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download
24 hours per day, 7 days per week on our website at www.bbpotentials.com/reg-a, as well as on the SEC's website, www.sec.gov.

 An investor will become a shareholder of our company and the Offered Shares will be issued, as of the date of settlement. Settlement will not occur until an investor's funds have cleared and we accept the investor as a shareholder.

 By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See "State Law Exemption and Offerings to 'Qualifed
Purchasers'" below).

 An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs,
Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

 Minimum Purchase Requirements. You must initially purchase at least $100.00 of the Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $50.00.

 State Law Exemption and Offerings to "Qualified Purchasers". The Offered Shares are being offered and sold only to "qualified purchasers" (as defined in
Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state "Blue Sky"
law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Offered Shares offered hereby are offered and sold only to "qualified purchasers". "Qualified purchasers" include: (a) "accredited investors" under Rule 501(a) of Regulation D and (b) all other investors, so long as their investment in Offered Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor's subscription in whole or in part for any reason, including if we determine, in our sole and absolute discretion, that such investor is not a "qualified purchaser" for purposes of Regulation A.

 We intend to offer and sell the Offered Shares to qualified purchasers in every state of the United States.

 Issuance of Certificates. Upon settlement, that is, at such time as an investor's funds have cleared and we have accepted an investor's subscription agreement, we will issue a certificate or certificates representing such investor's purchased Offered Shares.

 Transferability of the Offered Shares. The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

 Advertising, Sales and Other Promotional Materials. In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Offered Shares.

         DESCRIPTION OF SECURITIES

General

 Our authorized capital stock consists of 300,000,000 shares of common stock, $.00001 par value per share, and 1,000,000 shares of Series A Super Voting
Preferred Stock, $.00001 par value per share. As of the date of this Offering Circular, there were 49,415,000 shares of our common stock issued and outstanding, held by 11 holders of record; and 1,000,000 shares of Series A Super Voting Preferred Stock issued and outstanding.

Common Stock

 The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Wyoming law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Series A Super Voting Convertible Preferred Stock

 Voting. The holders of the Series A Super Voting Convertible Preferred Stock has 500 times that number of votes on all matters submitted to the shareholders that each shareholder of our common stock is entitled to vote at each meeting of shareholders with respect to all matters presented to the shareholders for their action or consideration. The holders of the Series A Super Voting Convertible Preferred Stock shall vote together with the holders of our common stock as a single class.

 All of the issued and outstanding shares of Series A Super Voting Convertible Preferred Stock are owned, directly or indirectly, by Fabian G. Deneault and
Eric Newlan, our current officers and directors. Through their ownership of our Series A Super Voting Convertible Preferred Stock, Messrs. Deneault and Newlan
control all corporate matters of our company.

 Dividends. Holders of Series A Super Voting Convertible Preferred Stock shall not be entitled to receive dividends paid on our company's common stock.
Dividends paid to holders of the Series A Super Voting Convertible Preferred Stock are at the discretion of our Board of Directors.

 Liquidation Preference. Upon the liquidation, dissolution and winding up of our company, whether voluntary or involuntary, holders of the Series A Super
Voting Convertible Preferred Stock are not entitled to receive any of the assets of our company.

 Conversion Rights. The shares of Series A Super Voting Convertible Preferred Stock are convertible into shares of our common stock, as follows:

       - the shares of Series A Super Voting Convertible Preferred Stock may, as a single block of 100% of the then-issued and outstanding shares of Series
A Super Voting Convertible Preferred Stock, be converted one time only into a number of shares that equals 51% of our then-outstanding shares of common stock; and

       - the right of holders of Series A Super Voting Convertible Preferred Stock to convert into shares of common stock shall be available only in connection with a business combination transaction, including, without limitation, a merger or reorganization, to which our company is a party, and in connection with the sale of all or substantially all of the assets of our company, except if any such transaction involves any affiliate of our company, in which case no such right of conversion shall exist.

Non-cumulative Voting

 Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors. As of the date of this Offering Circular, our officers and directors own, directly or indirectly, a total of 45,200,000 shares, or approximately 91.47%, of our outstanding common stock, which ownership percentage would be reduced to approximately 45.46%, assuming all of the Offered Shares are sold in this offering.

 In addition, our officers and directors, Fabian G. Deneault and Eric Newlan, control all of the issued and outstanding shares of Series A Super Voting
Convertible Preferred Stock and, thereby, control all corporate matters relating to our company. (See "Risk Factors-Risks Related to a Purchase of the Offered
Shares" and "Security Ownership of Certain Beneficial Owners and Management").

Pre-emptive Rights

 As of the date of this Offering Circular, no holder of any shares of our common stock or Series A Super Voting Convertible Preferred Stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not disclosed herein.

Dividend Policy

 We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

 Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Nevada law.

Transfer Agent

 We have retained the services of Action Stock Transfer Corporation, 2469 E. Fort Union Boulevard, Suite 214, Salt Lake City, Utah 84121, as the transfer agent for our common stock. Action Stock Transfer's website is located at: www.actionstocktrasfer.com. No information found on Action Stock Transfer's website is part of this Offering Circular.

         BUSINESS

General

 Our company was incorporated in the State of Wyoming on October 16, 2018. We have become engaged in the production and sale of products containing Cannabidiol, or CBD, derived from industrial hemp that contains no more than .03% tetrahydrocannabinol (THC), the principal psychoactive constituent of cannabis (marijuana). These products are marketed under the "Grizzly Creek Naturals" brand name. Also, our company has been approved as a participant in the Montana Hemp Pilot Program, under which we will be a legal grower of industrial hemp.

 Also, we own the exclusive rights to distribute an environmentally-friendly pesticide (which will sell under the MiteXstream brand name) that targets spider mites, which are a significant problem in the cultivation of cannabis (marijuana and industrial hemp) and hops, among other crops. The process for obtaining U.S. EPA certification of MiteXstream as a pesticide will commence in March 2019. Sales of MiteXstream will not commence until EPA certification is achieved.

 We maintain our principal offices at 30 North Gould, Suite R, Sheridan, Wyoming 82801. Our telephone number is (406) 214-0589; our corporate website is located at: www.bbpotentials.com. No information found on our website is part of this Offering Circular.

Overview

 We have identified three initial broad areas of business in which we have established, or intend to establish, operations and, thus, into which we intend to direct our available capital. These lines of business are:

       - Hemp and CBD
       - MiteXstream Pesticide
       - Enthusiast Products

 Our management expects that, as our company expands these lines of business, other business opportunities will arise. However, no prediction can be made in this regard.

Hemp-Related Businesses

 Hemp. Hemp, or "industrial hemp", is a variety of the Cannabis sativa plant species that is grown specifically for the industrial uses of its derived products.
According to a 2015 article by Wesley Tourangeau entitled "Re-defining Environmental Harms: Green Criminology and the State of Canada's Hemp Industry" appearing in the
Canadian Journal of Criminology & Criminal Justice, hemp was one of the first plants to be spun into usable fiber some 10,000 years ago.

 Hemp is capable of being refined into a variety of commercial items, including biodegradable plastics, paper, textiles, paint, biofuel, food and animal feed.

 Although cannabis as a drug (marijuana) and industrial hemp both derive from the species Cannabis sativa and contain the psychoactive component tetrahydrocannabinol (THC), they are distinct strains with unique phytochemical compositions and uses. Hemp has lower concentrations of THC and higher concentrations of cannabidiol (CBD), which decreases or eliminates its psychoactive effects. In the United States, hemp has long been heavily regulated.

 Recent Changes in Federal Law. In December 2018, President Trump signed the 2018 Farm Bill. Under the 2018 Farm Bill, hemp is now legal in the United
States-with restrictions. Prior to the 2018 Farm Bill, industrial hemp (that which contained less than .03% THC) could be grown legally under allowed pilot programs that were approved by both the U.S. Department of Agriculture and state departments of agriculture-the Montana Hemp Pilot Program (the "MT Hemp Program") is one such pilot program. The previous system permitted small-scale expansion of hemp cultivation for limited purposes. The 2018 Farm Bill is more expansive. It allows hemp cultivation broadly, not simply pilot programs for studying market interest in hemp-derived products. It explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes. The 2018 Farm Bill also puts no restrictions on the sale, transport or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law. The new Farm Bill does not, however, create a completely free system in which individuals or businesses can grow hemp whenever and wherever they want.

 In fact, a common misunderstanding that exists about the 2018 Farm Bill is that CBD is legalized. While it is true that Section 12619 of the Farm Bill removes hemp-derived products from its Schedule I status under the Controlled Substances Act, the legislation does not legalize CBD generally. The 2018 Farm Bill ensures that any cannabinoid-a set of chemical compounds found in the cannabis (hemp) plant-that is derived from hemp will be legal, if and only if that hemp is produced in a manner consistent with the 2018 Farm Bill, associated federal regulations, associated state regulations and by a licensed grower. All other cannabinoids produced in any other setting remain a Schedule I substance under federal law and are, thus, illegal.

 Industrial Hemp Industry Information. Spurred on by extremely strong growth in CBD sales, industrial hemp production more than doubled in 2017, with similar growth forecast through at least the next decade. CBD represents the fastest growing subset of the U.S. industrial hemp market. According to a recent report by Brightfield
Group, hemp-derived CBD is projected to be a billion-dollar annual market by 2020. The report also estimates that CBD sales will experience an approximate year-over-year growth rate of 55%.

 At the start of 2018, Vote Hemp, an advocacy organization, stated that acreage dedicated to industrial hemp production stood at 23,000 acres, up from 10,000 acres at the beginning of 2017.

 Currently, the majority of hemp products sold in the U.S.-such as hemp foods, healthcare products, textiles and building materials-are imported from other countries. However, as domestic restrictions continue to ease, U.S. companies are acquiring, and are expected to continue to acquire, a greater percentage of the hemp product market, both in the U.S. and internationally.

 Hemp-Related Operations. Our company's hemp-related operations will include three separate functions, each of which will be managed as a separate business. These functions are (a) the cultivation of hemp, (b) the extraction of CBD from the cultivated hemp and (c) the production, sale and distribution of CBD products.

      Cultivation of Hemp --> Extraction of CBD --> CBD Products

 Montana Hemp Pilot Program. Industrial hemp was authorized as an alternative agricultural crop by the Montana Legislature, Sections 80-18-101 through 80-18-111 of Montana Code Annotated. The MT Pilot Program is the embodiment of this Montana law which provides a framework for legal commercial industrial hemp production in Montana.

 Our company has been approved as a licensed hemp grower in the MT Pilot Program and we have purchased our first supply of hemp seeds. By the end of March 2019, we expect to have begun the cultivation of our first hemp crop in the Ronan, Montana, area. Through at least the summer of 2019, we intend to grow our hemp in a greenhouse facility leased from our president, Fabian G. Deneault. (See "Certain Relationships and Related Transactions"). Should business conditions warrant, we would expand our hemp growing operations into available nearby indoor facilities. In addition, beginning in 2020, it is possible that we would further expand our hemp growing operations outdoors onto available nearby farmland. No prediction can be made with respect to any such expansion of our hemp growing operations.

 Each 13 months, our indoor growing operations will be capable of producing four full crops of hemp. In Montana, our outdoor growing operations would be capable of producing a single full crop of hemp each calendar year.

 Once harvested, our hemp crops would be transported to our planned CBD extraction facility to be located in the Ronan, Montana, area.

      Cultivation of Hemp --> Extraction of CBD --> CBD Products

 CBD Extraction Facility. With approximately $60,000 of the proceeds of this offering, we intend to construct a CBD extraction facility in the Ronan, Montana, area, the precise size and location of which has not yet been determined.

 In addition to extracting CBD from our own hemp crops for use in our Grizzly Creek Naturals line of CBD products, we intend to seek to establish our company as the leading CBD extraction facility in the State of Montana. Our efforts in this regard are supported by the rules of the MT Pilot Program which require that all hemp grown in Montana be processed within Montana. There is no assurance that we will be able to so establish our company's CBD extraction facility.

 By establishing a CBD extraction facility, we expect that we would enjoy a significant reduction in the cost of CBD compared to purchasing needed CBD from third parties, as we do currently.

 Information Regarding Hemp CBD Extraction. CBD is one of the three main chemicals found in the trichomes of the cannabis plant. There are several methods for extracting CBD from cannabis, including industrial hemp. The most common methods use a form of solvent. This can be a liquid solvent, an oil solvent or CO2.

 Liquid Solvent Extraction. In this method, plant material, like flowers and trim, are put into a container. Liquid solvent (usually butane, isopropyl alcohol, hexane or ethanol) is run through the plant matter to strip it of "cannabinoids" and "flavors" and transfer them into the liquid. Then, the liquid is evaporated away from this mixture to leave only concentrated chemicals and flavors in the form of an oil.

 Oil Extraction. Using oils, especially olive oil, to extract cannabinoids from hemp and cannabis is a practice believed to date back to Biblical times. First, raw plant material must be decarboxylated, or heated to a specific temperature for a certain length of time to activate the chemicals in the plant. Plant material is then added to olive oil and heated to 100C for 1-2 hours to extract the cannabinoids.

 CO2 Extraction. Carbon Dioxide (CO2) is a unique molecule that can function as any state of matter-solid, liquid or gas-depending on the pressure and temperature under which it is kept. Because variables like pressure and temperature have to be kept very specific in a CO2 extraction process, this extraction method is usually done with a piece of equipment called a "closed-loop extractor". This machine has three chambers: the first chamber holds solid, pressurized CO2, the second chamber contains dry plant material and the third chamber separates the finished product.

 When performing the extraction, the solid CO2 from the first chamber is pumped into the second with the plant material. This second chamber is kept at a specific pressure and temperature which causes the CO2 to behave more like a liquid so that it runs through the plant material and extracts chemicals and flavors, much like in the liquid solvent process. Then, the CO2-cannabinoid mixture is pumped into a third chamber where it is kept at an even lower pressure and higher temperature so that the CO2 gas rises to the top of the chamber while the oils containing chemicals and flavors from the plant material fall to the bottom to be collected for consumption.

 Our planned CBD extraction facility will employ a CO2 extraction process.

 Post-CBD Extraction. Following the CBD extraction process, the hemp remains substantially intact. Our management has yet to determine how the post-extraction hemp will be processed into one or more products into which hemp is able to be refined.

      Cultivation of Hemp --> Extraction of CBD --> CBD Products

 Grizzly Creek Naturals. We have created "Grizzly Creek Naturals" as the brand name for our CBD-related products, which are manufactured by our company using CBD purchased from third parties. Following the harvest of our first hemp crop and extraction of the CBD therefrom, we will begin to use all of our own CBD and supplement it with CBD from third parties, as necessary.

 Sales of our Grizzly Creek Naturals products began in March 2019. We currently sell CBD Hemp Oil and a CBD Skin Moisturizer under our Grizzly Creek Naturals brand name, with additional CBD products in development. In addition to our oil and moisturizer products, we may, in the near future, introduce additional CBD products. However, no determination in this regard has been made.

 In the near future, we intend to introduce CBD products for small and large animals under our Grizzly Creek Naturals brand name.

 Perceived Benefits of CBD. The current growth in sales of CBD products is primarily due to perceived benefits expressed by those who have used CBD products.
While our company does not make any claims as to the effectiveness or potential benefits of CBD, the following perceived benefits expressed by those which have used
CBD products include, among others:

       - Relief for Chronic Pain
       - Reduces Seizures
       - Reduces Anxiety and Depression
       - Reduces Inflammation
       - Promotes Healthy Weight
       - Improves Heart Health
       - Improves Skin Conditions
  (Source: CBD Oil Benefits and Uses for Pain, Anxiety, Cancer and More,
    Dr. Josh Axe, DC, DMN, CNS; https://draxe.com/cbd-oil-benefits)

 Competitive Strengths and Weaknesses. With respect to our Grizzly Creek Naturals products, we believe our company possesses the competitive strengths and weaknesses:

            Competitive Strengths         Competitive Weaknesses
        - our products are produced using        - Grizzly Creek Naturals does not
        high-quality ingredients         yet enjoy brand name recognition
        - we enjoy low overhead costs        - we possess limited capital
              - we have limited personnel

 Sales and Distribution. Our sales efforts are centered in Western Montana and are only in the nascent stage. In the near future, we will establish a sales presence online through our website, www.gc03naturals.com, and, thereafter, through Amazon and other online sales portals. The proceeds of this offering will permit us to establish a more robust sales and marketing effort.

 Competition. The market for CBD-related products is growing rapidly and the competition for customers is highly competitive and highly fragmented, with no significant barriers to entry. We expect competitive conditions to increase over time.

 Regulation. Under the 2018 Farm Bill, CBD products may be sold legally, if and only if the hemp from which the CBD is derived is produced in a manner consistent with the 2018 Farm Bill, associated federal regulations, associated state regulations and by a licensed grower. Our CBD products are in compliance with the provisions of the 2018 Farm Bill.

MiteXstream

 Approval as Pesticide. We intend to have MiteXstream approved as a pesticide by the U.S. Environmental Protection Agency, and, thereafter, approved, initially, for use in the various states in which cannabis is grown. We expect the cost of such process to not exceed $40,000. To assist our company in this approval process, we have retained Spring Trading Company of Magnolia, Texas, an EPA pesticide consulting firm. In March 2019, we will initiate required testing: the Acute
Toxicity Test and the Storage Stability Test, which will last approximately three months. Upon completion of such testing, we will make our pesticide application to the EPA, which process is expected to take between six and eight months. Assuming EPA approval, we would then apply to the various states for approval; the state approval process takes between one and eight months, variously, which we expect to begin to occur in the first quarter of 2020.

 Until we obtain the required pesticide certifications, we will not sell any MiteXstream. As soon as we have obtained the required pesticide approvals, we intend to launch immediately our planned MiteXstream sales and distribution efforts.

 Background-The Spider Mite Problem. Our President, Fabian G. Deneault, has, since 2017, been a licensed dispenser of medical marijuana (MMJ) in the State of Montana and, as such, is permitted to grow marijuana plants for use in his MMJ dispensary business. As a licensed medical marijuana grower, Mr. Deneault encountered infestations of spider mites on his plants. To combat the spider mites, Mr. Deneault developed the MiteXstream formulation (see "Product Effectiveness"
below).

 Mr. Deneault soon came to understand that the spider mite issue is an industry-wide issue. In fact, in addition to marijuana, spider mites are a significant pest in the production of hemp and hops, among other agricultural products.

 Product Effectiveness. In testing done by our company, we have determined that, when mixed with water at the prescribed dilution rate, MiteXstream is effective in eliminating spider mites and their eggs, with no risk of plant damage.

 Further, based on independent lab testing (see results under "Independent Lab Testing" below), users of MiteXstream are able to treat their cannabis
(marijuana) plants through the day of harvest and still satisfy state-level pesticide testing standards.

 Independent Lab Testing. In January 2019, Stillwater Labs, an Olney, Montana-based medical marijuana testing facility, concluded its testing of a cannabis sample treated only with MiteXstream. In addition to testing for pesticides prohibited by the State of Montana, Stillwater Labs also tested for pesticides prohibited by the State of Oregon, the most stringent state-level marijuana testing standard. The results of this testing, presented as being measured in parts per billion (PPB), are set forth below.

Montana Pesticide Testing Standard

Analyte    Montana Allowable Limit (PPB)  MiteXstream Treated Sample (PPB)
____________________  _____________________________  ________________________________
Abamectin    500      0
Acequinocy    2000      0
Bifenazate    200      0
Bifenthrin    200      0
Chlormequat Chloride   1000      0
Cyfluthrin    1000      0
Daminozide    1000      0
Etoxazole    200      0
Fenoxycarb    200      0
Imazalil    200      0
Imidacloprid    400      0
Myclobutanil    200      0
Paclobutrazol    400      0
Pyrethrin I    1000      0
Spinosyn A    200      0
Spinosyn D    200      0
Spiromefesin    200      0
Spirotetramat    200      0
Trifloxystrobin    200      0

Oregon Pesticide Testing Standard

Analyte    Oregon Allowable Limit (PPB)  MiteXstream Treated Sample (PPB)
____________________  ____________________________  ________________________________
Abamectin    500      0
Acequinocy    2000      0
Bifenazate    200      0
Bifenthrin    200      0
Chlormequat Chloride   N/A      0
Cyfluthrin    1000      0
Daminozide    1000      0
Etoxazole    200      0
Fenoxycarb    200      0
Imazalil    200      0
Imidacloprid    400      0
Myclobutanil    200      0
Paclobutrazol    400      0
Pyrethrin I    1000      0
Spinosyn A    200      0
Spinosyn D    200      0
Spiromefesin    200      0
Spirotetramat    200      0
Trifloxystrobin    200      0
Acephate    400      0
Acetamiprid    200      0
Aldicarb    400      0
Azoxystrobin    200      0
Boscalid    400      0
Carbaryl    200      0
Carbofuran    200      0
Chloantraniliprole   200      0
Chlorpyrifos    200      0
Clofentezine    200      0
Cypermethrin    1000      0
Diazinon    200      0
Dichlorvos    100      0
Dimethoate    200      0
Etofenprox    400      0
Fenpyroximate    400      0
Fipronil    400      0
Flonicamid    1000      0
Fludioxonil    400      0
Hexythiazox    1000      0
Kresoxym-methyl    400      0
Malathion    200      0
Metalaxyl    200      0
Methiocarb    200      0
Methomyl    400      0
Oxamyl     1000      0
Permethrins    200      1*
Phosmet     200      0
Piperonyl Butoxide   2000      0
Prallethrin    200      0
Propiconazole    400      0
Pyridaben    200      0
Spiroxamine    400      0
Tebuconazole    400      0
Thiacloprid    200      0
Thiamethoxam    200      0
_____________________________________________________________________
  * Noted in the report of Stillwater Labs as possible ambient environmental contamination.

Enthusiast Products

 Custom Glass. During the last half of 2019, we intend to begin to sell glass pipes and other smoking ware online. Certain of the glass offerings will have been produced by Montana-based artisans. Also, custom, customer-designed glass pieces will be available to customers.

 4XXstream Clean. 4XXstream Clean is, for purposes of assigning an industrial use, categorized as a cleaner/degreaser product. 4XXstream Clean is a plant-based, non-toxic, safe and extremely powerful solution that expedites the natural bio-degradation process of hydrocarbons and other compounds. Because 4XXstream Clean quickly eradicates tar and other smoke residue, we market 4XXstream Clean as a pipe cleaner that leaves zero residue. We have not yet determined when we will begin to sell
4XXstream Clean.

 Grow Clean 4XXstream. Grow Clean 4XXstream is also categorized as a cleaner/degreaser product. Grow Clean 4XXstream is a plant-based, non-toxic, safe and extremely powerful solution that expedites the natural bio-degradation process of hydrocarbons and other compounds. Because 4XXstream Clean is a zero-residue cleaner, we market Grow Clean 4XXstream as an all-purpose cleaner for greenhouse "grow" operations. We have not yet determined when we will begin to sell Grow Clean 4XXstream.

Insurance

 We have not yet purchased product liability or other insurance. However, our management intends to secure commercially reasonable insurance policies in the very near future, policies that would reflect our current level of operations.

Intellectual Property

 In General. We regard our rights to intellectual property pertaining to "Grizzly Creek Naturals", "MiteXstream", "4XXstream Clean" and "Grow Clean 4XXstream" and
our business know-how as having significant value and as being an important factor in the marketing of our products. Our policy is to establish, enforce and protect our intellectual property rights using the intellectual property laws.

 Patents. Currently, we own no interest in any patent or patent application. None of the products that we sell in our business is the subject of any patent or patent application. Due to such lack of patent protection, neither our company nor our licensor may be unable to defend our or its rights to such intellectual property.
(See "Risk Factors").

 Trademarks. We are the owner of the following trademarks: "Grizzly Creek Naturals", "MiteXstream", "4XXstream Clean" and "Grow Clean 4XXstream".  In the near future, we intend to file for registration of these trademarks with the U.S. Patent and Trademark Office.

Employees

 We currently have no employees other than our current executive officers, both of whom currently serve without compensation. Upon our obtaining adequate funding, we expect that we would hire a small number of employees. We have used, and, in the future, expect to use, the services of certain outside consultants and advisors as needed on a consulting basis.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

 The following discussion and analysis should be read in conjunction with our financial statements and related notes, beginning on page F-1 of this Offering
Circular.

 Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

Overview and Outlook

 We are a development-stage company that has become engaged in the production and sale of products containing CBD derived from industrial hemp that contains no more than .03% THC. These products are marketed under the "Grizzly Creek Naturals" brand name.

 In March 2019, our company was approved as a participant in the Montana Hemp Pilot Program, under which we will be a legal grower of industrial hemp.

 We own the exclusive rights to distribute an environmentally-friendly pesticide (which we will sell under the MiteXstream brand name) that targets spider mites, which are a significant problem in the cultivation of cannabis (marijuana and industrial hemp) and hops, among other crops. The process for obtaining U.S.
EPA certification of MiteXstream as a pesticide will commence in March 2019. Sales of MiteXstream will not commence until EPA certification is achieved, which is expected to occur during the first quarter of 2020.

 We intend to offer a line of products that would be attractive to marijuana enthusiasts, which efforts are expected to commence during the last half of 2019.

Principal Factors Affecting Our Financial Performance

 Our future operating results will be primarily affected by the following factors:

       - our ability to attract and retain customers for our Grizzly Creek Naturals products;
       - our ability to maintain the value proposition of MiteXstream, once certified as a pesticide, vis-a-vis other available spider mite control products;
  and
       - our ability to contain our operating costs.

 Based on our current business plan, we expect that our revenues will increase from quarter to quarter for the foreseeable future, beginning with the quarter ending March 31, 2019. We expect to incur operating losses through at least June 30, 2019, until sales volumes of our Grizzly Creek Naturals increase significantly.
Further, because of our current lack of capital and the current lack of brand name awareness of Grizzly Creek Naturals, we cannot predict the levels of our future revenues.

Results of Operations

 76 Days Ended December 31, 2018 (the "Initial Period"). During the Initial Period, we generated no revenues and incurred only nominal expenses.

 Since December 31, 2018, we have begun to make sales of Grizzly Creek Naturals products and we expect that such sales will increase significantly during the remainder of 2019, although we are unable to predict the amount of such increase. Likewise, as our Grizzly Creek Naturals sales increase, our monthly expenses can be expected to increase at a similar rate, although we are unable to predict the amount of such increase.

Plan of Operation

 Hemp/CBD Products. Our company's hemp-related operations will include three separate functions, each of which will be managed as a separate business segments.
These functions are (a) the cultivation of hemp, (b) the extraction of CBD from the cultivated hemp and (c) the production, sale and distribution of CBD products under the Grizzly Creek Naturals brand name.

 Cultivation. Our company has been approved as a licensed hemp grower in the MT Pilot Program and we have purchased our first supply of hemp seeds. By the end of March 2019, we expect to have begun the cultivation of our first hemp crop. Through at least the summer of 2019, we intend to grow our hemp in a greenhouse facility. Should business conditions warrant, we would expand our hemp growing operations into available nearby indoor facilities. In addition, beginning in 2020, it is possible that we would further expand our hemp growing operations outdoors onto available nearby farmland. No prediction can be made with respect to any such expansion of our hemp growing operations. Each 13 months, our indoor growing operations will be capable of producing four full crops of hemp. In the Ronan, Montana, area, our outdoor growing operations, if established, will be capable of producing a single full crop of hemp each calendar year. Once harvested, our hemp crops would be transported to our planned CBD extraction facility to be located in the Ronan, Montana, area.

 Extraction. We intend to construct a CBD extraction facility in the Ronan, Montana, area, the precise size and location of which has not yet been determined.
In addition to extracting CBD from our own hemp crops for use in our Grizzly Creek Naturals line of CBD products, we intend to seek to establish our company as the leading CBD extraction facility in the State of Montana. Our efforts in this regard are supported by the rules of the MT Pilot Program which require that all hemp grown in Montana be processed within Montana. There is no assurance that we will be able to so establish our company's CBD extraction facility. By establishing a CBD extraction facility, we expect that we would enjoy a significant reduction in the cost of CBD compared to purchasing needed CBD from third parties, as we do currently.
Following the CBD extraction process, the hemp remains substantially intact. Our management has yet to determine how the post-extraction hemp will be processed into one or more products for sale.

 Grizzly Creek Naturals. We have created "Grizzly Creek Naturals" as the brand name for our CBD-related products. Sales of our Grizzly Creek Naturals products began in March 2019. We currently sell CBD Hemp Oil and a CBD Skin Moisturizer under our Grizzly Creek Naturals brand name, with additional CBD products in development. In the near future, we intend to introduce CBD Hemp Oil products for small and large animals under our Grizzly Creek Naturals brand name. Our sales efforts are centered in Western Montana. In the near future, we will establish a sales presence online through our website, www.gc03naturals.com, and, thereafter, through Amazon. The proceeds of this offering will permit us to establish a more robust sales and marketing effort.

 MiteXstream. We intend to have MiteXstream approved as a pesticide by the U.S. Environmental Protection Agency, and, thereafter, approved, initially, for use in the various states in which cannabis is grown. Until we obtain the required pesticide certifications, we will not sell any MiteXstream. As soon as we have obtained the required pesticide approvals (which we expect to occur in the first quarter of 2020), we intend to launch immediately our planned MiteXstream sales and distribution efforts.

 Based on informal testing done by, and discussions with, cannabis cultivation industry participants, our management believes that MiteXstream will become the most dynamic, fastest growing part of our business.

 Enthusiast Products. During the last half of 2019, we intend to begin to sell glass pipes and other smoking ware online. We have not yet determined when we will begin to sell 4XXstream Clean and Grow Clean 4XXstream.

Financial Condition, Liquidity and Capital Resources

 At December 31, 2018, we had $37,662 in cash. Since our inception, we have derived a total of $88,300 in cash from private sales of our common stock. Our management has designated $40,000 of such funds for payment of the expected costs associated with obtaining certification of MiteXstream as a pesticide. The remainder of such funds will be used for the payment of product rights fees, for the purchase of inventories, for sales and marketing activities, for costs associated with this offering and for working capital.

 Although our current cash position of approximately $75,000 is adequate for us to implement the initial stages of our business plan relating to hemp cultivation and the production and sale of Grizzly Creek Naturals products, we will require additional capital with which to implement our entire business plan, including the sale and distribution of MiteXstream. There is no assurance that we will be successful in obtaining such additional, capital, including through this offering.

Contractual Obligations

 To date, we have not entered into any long-term obligations that require us to make monthly cash payments.

Capital Expenditures

 We made no capital expenditures during the Initial Period. With the proceeds of this offering, we intend to expect to make capital expenditures related to the establishment of our hemp production and CBD extraction business. The specific amount of such capital expenditures cannot be estimated currently.

      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

 The following table sets forth the names and ages of the our company's current directors and executive officers.

   Name    Age    Position(s)
  ____________________  _____  _________________________________________________

  Fabian G. Deneault   51  President and Director
  Eric Newlan    57  Vice President, Secretary/Treasurer and Director

 Our board of directors appoints our executive officers. Our directors serve until the earlier occurrence of the election of his successor at the next meeting of shareholders, death, resignation or removal by the board of directors. Officers serve at the discretion of our board of directors. There exist no family relationships between our officers and directors. Certain information regarding the backgrounds of each of the officers and directors is set forth below.

 Fabian G. Deneault. Mr. Deneault serves as our President. Mr. Deneault also serves as our Chairman of the Board. Since January 2017, Mr. Deneault has owned and operated Grizzly Creek Medical Cannabis, a proprietorship licensed as a medical marijuana dispensary in the State of Montana. Since June 2016, Mr. Deneault has been
President of Touchstone Enviro Solutions, Inc., a purveyor of environmentally-friendly products and an affiliate of our company. From 2014 through April 2016, Mr. Deneault owned and operated PetroXg3 LLC, a purveyor of environmentally-friendly products. For more than 10 years prior to that, Mr. Deneault was engaged in petrochemical sales.

 Eric Newlan. Mr. Newlan serves as our Vice President, Secretary and Treasurer, as well as corporate counsel. Since 1987, Mr. Newlan has been a shareholder in the Flower Mound, Texas, law firm of Newlan & Newlan, Ltd., a firm engaged principally in the area of securities regulation, as well as general business counsel. Since
June 2016, Mr. Newlan has been Vice President of Touchstone Enviro Solutions, Inc., a purveyor of environmentally-friendly products and an affiliate of our company.
From October 2012 to October 2015, Mr. Newlan served as a director, and from April to October 2015, Mr. Newlan served as CEO, of Green Life Development, Inc., a Las Vegas,
Nevada-based a purveyor of environmentally-friendly products. Mr. Newlan earned a B.A. degree in Business from Baylor University, Waco, Texas, and a J.D. degree from the
Washburn University School of Law, Topeka, Kansas. Mr. Newlan is a member of the Texas Bar.

Conflicts of Interest

 Our company will purchase MiteXstream, 4XXstream Clean and Grow Clean 4XXstream concentrate products from Touchstone Enviro Solutions, Inc., a company controlled by two of our directors, Fabian G. Deneault and Eric Newlan. Due to this circumstance, it is possible that Messrs. Deneault and Newlan could be in a conflict of interest position at a time in the future. Should any such conflict of interest arise, Messrs. Deneault and Newlan will, in accordance with the fiduciary duty to our company and our shareholders, resolve any such conflict of interest by exercising utmost good faith and fair dealing.

Corporate Governance

 In General. We do not have a separate Compensation Committee, Audit Committee or Nominating Committee. These functions are conducted by our Board of Directors acting as a whole.

 Since our inception in October 2018, out Board of Directors has not held a meeting, but has taken action by unanimous written consent in lieu of a meeting on six occasions.

 Executive Committee. Our Board of Directors created an Executive Committee to facilitate management between meetings of the full Board of Directors. The Executive
Committee is composed of Fabian G. Deneault (chairman) and Eric Newlan. To date, the Executive Committee has neither held a meeting nor taken an action by written consent in lieu of a meeting.

 Pursuant to our bylaws and the charter of the Executive Committee, between meetings of the full Board of Directors, the Executive Committee has the full power and authority of the Board of Directors in the management of our business and affairs, except to the extent limited by Wyoming law.

Independence of Board of Directors

 None of our directors is independent, within the meaning of definitions established by the SEC or any self-regulatory organization.  We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

 Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Vice President and Secretary, Eric Newlan,
at our executive offices.  However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We will attempt to address shareholder questions and concerns in our press releases, documents filed with the SEC and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time. Mr. Newlan collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

 As of the date of this Offering Circular, our Board of Directors has not adopted a code of ethics with respect to our directors, officers and employees.

        EXECUTIVE COMPENSATION

In General

 Currently, our management is unable to estimate accurately when, if ever, our company will possess sufficient capital, whether derived from sales revenues, this offering or otherwise, for the payment of salaries to our management.

 As of the date of this Offering Circular, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

Employment Agreements

 We have not entered into employment agreements with our executive officers, although it is our intention to do so in the future. None of the terms of such employment agreements has been determined.

Outstanding Equity Awards

 Since our inception in October 2018, our Board of Directors has made no equity awards and no such award is pending.

Long-Term Incentive Plans

 We currently have no employee incentive plans.

Director Compensation

 Our directors receive no compensation for their serving as directors.

      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Common Stock

 The following table sets forth, as of the date of this Offering Circular, information regarding beneficial ownership of the Company's common stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying warrants, if any, held by that person are deemed to be outstanding if the warrants are exercisable within 60 days of the date hereof.

          Before This Offering         After This Offering
      ____________________________________________  ____________________________________________
 Name of Shareholder   Shares Owned  Percentage Owned (1)  Shares Owned  Percentage Owned (2)
 ____________________________________________________________________________________________________________________________________________
 Common Stock
 ____________________________________________________________________________________________________________________________________________
 Executive Officers and Directors
 ____________________________________________________________________________________________________________________________________________
 Fabian G. Deneault    22,700,000   45.94%    22,700,000   22.83%
 Eric Newlan     22,500,000(3)   45.53%    22,500,000(3)   22.63%
 Officers and directors, as   45,200,000(4)   91.47%    45,200,000(4)   45.46%
    a group (2 persons)
 ____________________________________________________________________________________________________________________________________________
 5% Owners
 ____________________________________________________________________________________________________________________________________________
 Newlan & Newlan, Ltd.(5)   22,500,000   45.53%    22,500,000   45.53%
 ____________________________________________________________________________________________________________________________________________
 Series A Super Voting Convertible Preferred Stock(6)
 ____________________________________________________________________________________________________________________________________________
 Fabian G. Deneault       500,000   50.00%       500,000    50.00%
 Newlan & Newlan, Ltd.       500,000   50.00%       500,000    50.00%
 ____________________________________________________________________________________________________________________________________________

    (1) Based on 49,415,000 shares outstanding, before this offering.
    (2) Based on 99,415,000 shares outstanding, after this offering and assuming all of the Offered Shares are sold.
    (3) These shares are owned of record by Newlan & Newlan, Ltd. See Note 5.
    (4) 22,500,000 of these shares are owned of record by Newlan & Newlan, Ltd. See Note 5.
    (5) Eric Newlan, our Vice President and a director, is a shareholder in the law firm Newlan & Newlan, Ltd.
    (6) The shares of Series A Super Voting Convertible Preferred Stock have 500 times that number of votes on all matters submitted to the shareholders that each shareholder of our common stock is entitled to vote at each meeting of shareholders. The shares of Series A Super Voting Convertible Preferred
  Stock vote together with the holders of our common stock as a single class. Our current officers, Fabian G. Deneault and Eric Newlan, control 100% of the outstanding shares of our Series A Super Voting Convertible Preferred Stock.

Series A Super Voting Convertible Preferred Stock

 Currently, there are 1,000,000 shares of our Series A Super Voting Convertible Preferred Stock issued and outstanding, all of which are owned, directly and indirectly, by our current officers, Fabian G. Deneault and Eric Newlan.

 Holders of the Series A Super Voting Convertible Preferred Stock have 500 times that number of votes on all matters submitted to the shareholders that each shareholder of our common stock is entitled to vote at each meeting of shareholders with respect to all matters presented to the shareholders for their action or consideration. Holders of the Series A Super Voting Convertible Preferred Stock shall vote together with the holders of our common stock as a single class. (See
"Description of Securities-Series A Super Voting Convertible Preferred Stock").

      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Securities Issuances

 In October 2018, we sold securities of our company, as follows:

       - Fabian G. Deneault, one of our officers and directors, purchased 22,500,000 shares of our common stock and 500,000 shares of our Series A Super
  Voting Convertible Preferred Stock for $250 in cash.

       - Newlan & Newlan, Ltd., the law firm in which Eric Newlan, one of our officers and directors, is a partner, purchased 22,500,000 shares of our common stock and 500,000 shares of our Series A Super Voting Convertible Preferred Stock for $250 in cash.

 In December 2018, Mr. Deneault also purchased 200,000 shares of our common stock in our private offering for $4,000 in cash, a per share price of $.02.

Distribution and Private Label Agreement

 We have entered into a Distribution and Private Label Agreement (the "Distribution Agreement") with Thoreauvian Product Services, LLC ("TPS"), a company controlled by our officers and directors, Fabian G. Denault and Eric Newlan, relating to certain of our products: MiteXstream, 4XXstream Clean and Grow Clean
4XXstream (the "Private Label Products"). The Distribution Agreement contains the following important provisions:

       - we have the exclusive right to distribute and sell the Private Label Products in the United States and Canada.
       - we are required to pay a $20,000 exclusivity fee to TPS.
       - we are required to purchase $20,000 of the Private Label Products in conjunction with the signing of the Distribution Agreement and to purchase not less than $20,000 of the Private Label Products each year.
       - the initial term of the Distribution Agreement is 10 years, with a single 10-year renewal term.

 To date, we have paid $10,000 of the exclusivity fee and no amount towards the purchase of Private Label Products.

         LEGAL MATTERS

 Certain legal matters with respect to the Offered Shares offered by this Offering Circular will be passed upon by Newlan & Newlan, Ltd., Flower Mound,
Texas, a law firm in which one of our directors, Eric Newlan, is a shareholder. Newlan & Newlan, Ltd. owns 22,500,000 shares of our common stock and 500,000 shares of our Series A Super Voting Convertible Preferred Stock.

          WHERE YOU CAN FIND MORE INFORMATION

 We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular.
This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the website is www.sec.gov.

                                                                INDEX TO FINANCIAL STATEMENTS

                                                  Financial Statements for the 76 Days Ended December 31, 2018
       _____________________________________________________________________________________________

 Independent Auditors' Report             F-1
 Balance Sheet at December 31, 2018            F-3
 Statement of Income For the 76 Days Ended December 31, 2018         F-4
 Statement of Stockholders' Equity For the 76 Days Ended December 31, 2018       F-5
 Statement of Cash Flows For the 76 Days Ended December 31, 2018         F-6
 Notes to the Financial Statements            F-7

          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Black Bird Potentials Inc.

We have audited the accompanying financial statements of Black Bird Potentials Inc. (a Wyoming corporation), which comprise the balance sheet as of December 31, 2018, and the related statement of income, stockholders' equity and cash flows for the 76 days then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

                                                                             -F-1-

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Bird
Potentials Inc. as of December 31, 2018, and the results of its operations and its cash flows for 76 days then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Cashuk, Wiseman, Goldberg, Birnbaum and Salem, LLP

CASHUK, WISEMAN, GOLDBERG, BIRNBAUM AND SALEM, LLP

San Diego, California
February 15, 2019

                                                                             -F-2-

                                                                   BLACK BIRD POTENTIALS INC.
                                                                        BALANCE SHEET
                                                                      December 31, 2018

             ASSETS

CURRENT ASSETS
     Cash and cash equivalents (Note A)         $     37,662
     Subscription Receivable (Note B)                5,000
             _____________
          TOTAL CURRENT ASSETS                42,662
             _____________
     TOTAL ASSETS           $     42,662
             _____________
             _____________

                                                              LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES            $        ---

STOCKHOLDERS' EQUITY

     Preferred Stock - 1,000,000 Shares Authorized, $0.00001 par value
         1,000,000 Issued and Outstanding          10

     Common Stock - 300,000,000 Shares Authorized, $0.00001 par value
        47,115,000 Issued and Outstanding         471

     Common Stock Subscribed                 5,000

     Additional Paid in Capital                37,319

     Retained Earnings (Accumlated Deficit)         (138)
             _____________
          TOTAL STOCKHOLDERS' EQUITY               42,662
             _____________
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $     42,662
             _____________
             _____________

        The accompanying notes are an integral part of these unaudited financial statements.

                                                                             -F-3-

                                                                   BLACK BIRD POTENTIALS INC.
                                                                      STATEMENT OF INCOME
            For the 76 Days Ended December 31, 2018

REVENUES            $         ---

EXPENSES
     General & Administrative             138
             ______________
     TOTAL EXPENSES              138
             ______________
INCOME (LOSS) BEFORE TAXES            (138)

     Income Tax Expense (Note B)            ---
             ______________
NET LOSS            $  (138)
             ______________
             ______________

        The accompanying notes are an integral part of these unaudited financial statements.

                                                                             -F-4-

                                                                   BLACK BIRD POTENTIALS INC.
                                                              STATEMENT OF STOCKHOLDERS'S EQUITY
           For the 76 Days Ended December 31, 2018

                 Retained
              Preferred Stock       Common Stock  Common  Additional Earnings
         _________________________________________________________  Stock  Paid In  (Accumulated)
         Shares  Amount  Shares  Amount  Subscribed Capital  Deficit) Total
         ____________________________________________________________________________________________________________________________

Beginning Balance, October 16, 2018        ---       $    ---         ---    $    ---  $      --- $     --- $        --- $    ---

     Contributions       1,000,000      10  47,115,000    471       5,000    37,319          ---   42,800

     Distributions      ---     ---         ---    ---         ---       ---   ---      ---

     Net Income (Loss)      ---     ---         ---    ---         ---       ---  (138)     (138)
         ____________________________________________________________________________________________________________________________

Ending Balance, December 31, 2018    1,000,000       $     10  47,115,000    $    471  $    5,000 $  37,319 $       (138)  $ 42,662
         ____________________________________________________________________________________________________________________________
         ____________________________________________________________________________________________________________________________

        The accompanying notes are an integral part of these unaudited financial statements.

                                                                             -F-5-

                                                                   BLACK BIRD POTENTIALS INC.
                                                                    STATEMENT OF CASH FLOWS
                  For the 76 Days Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss            $        (138)
     Adjustments to Reconcile Net Income to Net Cash
        Cash Provided (Used) by Changes in
          Operating Assets and Liabilities                  ---
             ______________
  CASH USED FOR OPERATING ACTIVITIES                  (138)

FINANCING ACTIVITIES
     Subscription Receivable                 (5,000)
     Proceeds from Issuance of Preferred Stock            10
     Proceeds from Issuance of Common Stock           471
     Common Stock Subscribed           5,000
     Stockholders' Contribution of Additional Paid in Capital             37,319
             ______________
  CASH PROVIDED BY FINANCING ACTIVITIES                37,800

INCREASE IN CASH AND CASH EQUIVALENTS                37,662

  Cash and Cash Equivalents at Beginning of Period          ---

CASH AND CASH EQUIVALENTS AT END OF PERIOD               37,662
             ______________
             ______________

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

     Income Taxes Paid           $         ---
     Interest Expense           $         ---

        The accompanying notes are an integral part of these unaudited financial statements.

                                                                             -F-6-

                                                                   BLACK BIRD POTENTIALS INC.
              NOTES TO THE FINANCIAL STATEMENTS
                     December 31, 2018

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     1.   Black Bird Potentials Inc. (the Company) was incorporated under the laws of the State of Wyoming on October 16, 2018. The Company
   has adopted a December 31 calendar year end for reporting requirements.

     2.   The Company has become engaged in the production and sale of products containing Cannabididol, or CBD, derived from industrial hemp that contains no more than .03% THC. These products are marketed under the "Grizzly Creek Naturals" trademark. Also, the Company has applied to become part of the Montana Hemp Pilot Program, under which the Company would become a grower of industrial hemp. The
   Company expects to be accepted into the Montana Hemp Pilot Program during the first quarter of 2019.

   The Company has developed an environmentally-friendly pesticide, MiteXstream, that targets spider mites, which are a significant problem in the cultivation of cannabis (marijuana and industrial hemp) and hops. During the first quarter of 2019, the Company intends to apply to the U.S. Environmental Protection Agency for the certification of MiteXstream as a pesticide. Sales of MiteXstream will not commence until EPA certification is achieved.

     3.   Revenue Recognition - Revenues recognized upon shipment of goods from the Company's facilities or upon notification of direct shipment from the Company's suppliers to the Company's customers. There was no revenue generated during the 76 days ended December 31, 2018.

     4.   Cash & Cash Equivalents for the purposes of the statement of cash flows, include cash on hand, cash in checking and savings accounts with banks. All short-term debt securities with a maturity of three months or less are considered cash equivalents.

     5.   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

     6.   Leases that meet the criteria for capitalization are classified as capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expense as incurred. As of December 31, 2018, there were no such leases.

     7.   Concentration of Cash and Credit Risk - The Company maintains corporate cash balances which, at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. At December 31, 2018, the Company had no uninsured cash balances.

     8.   Advertising Costs are expensed in the year incurred. The Company incurred no advertising expense in the 76 days ended December 31, 2018.

                                                                             -F-7-

                                                                   BLACK BIRD POTENTIALS INC.
              NOTES TO THE FINANCIAL STATEMENTS
                     December 31, 2018

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CON'T:

     9.   Fair Value of Financial Instruments - Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820,
   "Fair Value Measurements and Disclosures", defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

  Cash and Cash Equivalents and Receivables - The carrying amounts reported in the balance sheets for these items are a reasonable estimate of fair value.

NOTE B - INCOME TAXES:

     The Company accounts for income taxes in accordance with the FASB ASC Topic 740, Income Taxes, which requires the recognition of deferred income taxes for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment, related party interest and allowance for loan losses. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when the assets to the amount expected to be realized. The Company adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

     The Company does not have any accruals for uncertain tax positions as of December 31, 2018. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to report information regarding its exposure to various tax position taken by the Company. The Company has determined whether any tax positions have met the recognition threshold and have measured the Company's exposure to those tax positions.
     Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities.

     Federal and state taxing authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses. No interest or penalties from federal or state taxing authorities were recorded in the accompanying financial statements.

     There was no income tax accrued for the 76 days ended December 31, 2018.

                                                                             -F-8-

                                                                   BLACK BIRD POTENTIALS INC.
              NOTES TO THE FINANCIAL STATEMENTS
                     December 31, 2018

NOTE C - RETIREMENT PLAN:

     The Company currently does not sponsor a retirement plan for its employees.

NOTE D - STOCK ISSUANCES:

     During the 76 days ended December 31, 2018, the Company issued securities for cash, as follows:

 -  One of the Company's officers and directors, Fabian G. Deneault, purchased 22,500,000 shares of common stock and 500,000 shares of
    Series A Super Voting Convertible Preferred Stock for a total of $250 in cash.

 -  The law firm in which on one of the Company's officers and directors, Eric Newlan, is a partner purchased 22,500,000 shares of common stock and 500,000 shares of Series A Super Voting Convertible Preferred Stock for a total of $250 in cash.

 -  Pursuant to a private offering, the Company sold a total of 2,115,000 shares of common stock for $42,300 in cash, a per share price of $.02.

NOTE E - SUBSCRIPTION RECEIVABLE:

     At December 31, 2018, cash relating to a subscription for $5,000 of common stock under the Company's private offering had not been received by the Company. The receivable is unsecured, non-interest bearing and due on demand. Such subscription amount was received by the Company in 2019.

NOTE F - RELATED PARTY TRANSACTIONS:

     In October 2018, the Company sold securities to related parties, as follows:

 -  One of the Company's officers and directors, Fabian G. Deneault, purchased 22,500,000 shares of common stock and 500,000 shares of
    Series A Super Voting Convertible Preferred Stock for a total of $250 in cash.

 -  The law firm in which on one of the Company's officers and directors, Eric Newlan, is a partner purchased 22,500,000 shares of common stock and 500,000 shares of Series A Super Voting Convertible Preferred Stock for a total of $250 in cash.

     In December 2018, Fabian G. Deneault purchased 200,000 shares of common stock in a private offering for $4,000 in cash, a per share price of $.02.

     The Company also has entered into a Distribution and Private Label Agreement (the "Distribution Agreement") with Thoreauvian Product
     Services, LLC ("TPS"), a company controlled by the Company's officers and directors, Fabian G. Deneault and Eric Newlan, relating to certain of the Company's products: MiteXstream, 4XXstream Clean and Grow Clean 4XXstream (the "Private Label Products"). The agreement's effective date is January 1, 2019.

                                                                             -F-9-

                                                                   BLACK BIRD POTENTIALS INC.
              NOTES TO THE FINANCIAL STATEMENTS
                     December 31, 2018

NOTE F - RELATED PARTY TRANSACTIONS - CON'T:

     Under Distribution Agreement, the Company has the exclusive right to distribute and sell the Private Label Products in the United States and Canada. In addition, the Company is required to pay a $20,000 exclusivity fee and to purchase $20,000 of the Private Label Products in conjunction with the signing of the Distribution Agreement and to purchase not less than $20,000 of the Private Label Products each year. The initial term of the Distribution Agreement is 10 years, with a single 10-year renewal term. As of December 31, 2018, the
     Company had not made any payments to TPS under the Distribution Agreement.

NOTE G - SUBSEQUENT EVENT:

     In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 15, 2019, the date of the financial statements were available to be issued. Except for the receipt of subscription receivable as noted in Note E above, there were no other subsequent events that require adjustment to and disclosure in the financial statements as of and for the 76 days ended December 31, 2018.

NOTE H - FAIR VALUE MEASUREMENTS

     FASB ASC Topic 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

 Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

 Level 2 Inputs - Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

 Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

     FASB ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

     As of December 31, 2018, there were no assets and liabilities measured at fair value.

                                                                             -F-10-